Exhibit 99.2

21 September 2004	For media enquiries please contact John Noble on Tel: 61 2 8274 5206 Mob: 0407 000 040. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

James Hardie Statement Regarding
Special Commission of Inquiry Report

The NSW Government today released the report of the Special Commission of Inquiry into the Medical Research and Compensation Foundation.

The Company acknowledges the seriousness of the findings and comments of the Commissioner and advises that the Board Special Committee and the Board itself will review the report accordingly. The Board will issue a response after a full analysis of the Report has been undertaken by the Special Committee and considered by the Board.

James Hardie notes remarks by Commissioner Jackson in the report in support of a Scheme as the best long-term solution for satisfying asbestos liabilities. In this regard, the company reconfirms its funding proposal and its willingness to work with all relevant stakeholders in developing a satisfactory compensation solution for asbestos claimants against its former subsidiaries which it could put to shareholders for approval.

A copy of the Commissioner’s report can be accessed at the Special Commission’s website at www.cabinet.nsw.gov.au/publications

Background note on James Hardie scheme proposal to the Commission:

James Hardie proposed in its submission to the Commission, to seek shareholder approval for additional funding to a suitable scheme to facilitate speedy, fair and equitable compensation to all existing and future legitimate claimants. This proposal did not assume caps and also recognised that such a scheme may have to address the needs of potential new claimants not currently identified in the existing actuarial estimates.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: John.noble@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

Company statements can contain forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project, “ “predict, ” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made